Lopez J,1 Camidge DR,2 Iafolla M,3 Rottey S,4 Schuler M,5 Hellmann MD,6 Balmanoukian A,7 Dirix L,8 Gordon M,9 Sullivan RJ,10 Henick BS,11 Drake C,11 Wong KM,12 LoRusso P,13 Ott PA,14 Fong L,15 Schiza A,16 Yachnin J,17 Ottensmeier C,18 Braiteh F,19 Bendell J,20 Leidner R,21 Fisher G,22 Jerusalem G,23 Molenaar-Kuijsten L,24 Schmidt M,25 Laurie S,26 Aljumaily R,27 Rittmeyer A,28 Gort E,29 Melero I,30 Mueller L,31 Sabado RL,31 Twomey P,31 Huang J,31 Yadav M,31 Zhang J,32 Müller F,33 Derhovanessian E,33 Türeci Ö,33 Sahin U,33 Powles T34 1Royal Marsden Hospital, Sutton, UK; 2Division of Medical Oncology, University of Colorado School of Medicine and Developmental Therapeutics Program, University of Colorado Cancer Center, Aurora, CO; 3Princess Margaret Cancer Centre, Toronto, Canada; 4Cancer Research Institute Ghent (CRIG Ghent), Ghent, Belgium; 5Department of Medical Oncology, West German Cancer Center, University Hospital Essen, Essen, Germany; 6Memorial Sloan Kettering Cancer Center, New York, NY; 7The Angeles Clinic and Research Institute, Santa Monica, CA; 8Translational Cancer Research Unit, GZA Hospitals Sint-Augustinus, Antwerp, Belgium; 9HonorHealth Research Institute, Scottsdale, AZ 10Massachusetts General Hospital, Boston, MA; 11Herbert Irving Comprehensive Cancer Center, Columbia University, New York, NY; 12Seattle Cancer Care Alliance, Seattle, WA; 13Smilow Cancer Center, Yale University, New Haven, CT; 14Dana-Farber Cancer Institute, Boston, MA; 15UCSF Helen Diller Family Comprehensive Cancer Center, San Francisco, CA; 16Uppsala University, Uppsala, Sweden; 17Karolinska University Hospital, Stockholm, Sweden; 18University of Southampton, Southampton, UK; 19Comprehensive Cancer Center Nevada, Las Vegas, NV; 20Sarah Cannon Research Institute/Tennessee Oncology, Nashville, TN; 21Providence Cancer Center EACRI, Portland, OR; 22Stanford University School of Medicine, Stanford, CA; 23CHU Liege and Liege University, Liege, Belgium; 24Netherlands Cancer Institute, Amsterdam, Netherlands; 25Johannes Gutenberg-Universitat Mainz, Mainz, Germany; 26Ottawa Hospital Cancer Centre, Ontario, Canada; 27Stephenson Cancer Center, The University of Oklahoma, Oklahoma City, OK; 28Lungenfachklinik Immenhausen, Immenhausen, Germany; 29UMC Utrecht, Utrecht, Netherlands; 30University Clinic of Navarra, Centre of Applied Medical Research, Navarra, Spain; 31Genentech, Inc, South San Francisco, CA; 32F. Hoffmann-La Roche, Ltd, Basel, Switzerland; 33BioNTech SE, Mainz, Germany; 34Barts Cancer Institute, London, UK. A Phase Ib Study to Evaluate RO7198457, an Individualized Neoantigen-Specific Immunotherapy (iNeST), in Combination With Atezolizumab in Patients With Locally Advanced or Metastatic Solid Tumors American association for cancer research virtual annual meeting II June 22-24, 2020 Exhibit 99.1

Dr Lopez has the following relationships to disclose: Research grant funding: Roche/Genentech, Basilea, Genmab Ad board: Basilea Disclosures Lopez j, et al. Phase Ib of of R07198457 https//bit.Iy/3gjdHA2

Clinical Benefit High tumor mutation burden correlates with clinical response to immune checkpoint blockade Mutated neoantigens are recognized as foreign and induce stronger T-cell responses than shared antigens, likely due to the lack of central tolerance Most of these mutated neoantigens are not shared between patients; therefore, targeted neoantigen-specific therapy requires an individualized approach RO7198457a is a systemically administered RNA-Lipoplex Neoantigen Specific immunoTherapy (iNeST), designed to stimulate T-cell responses against neoantigens RO7198457 has the potential to increase anti-tumor activity of atezolizumab (anti–PD-L1) by expanding the number of neoantigen-specific T cells LPX, lipoplex; MHC, major histocompatibility complex. a Also known as RG6180. Cancer Mutations Are Drivers of Protective Immunity Stronger T-Cell Responses Against Neoantigens Sahin, Nature 2017 Shared Neo-epitope IFNγ Spots per 3 x 104 Cells 600 400 200 0 ** No Clinical Benefit Rosenberg, Lancet 2016 No. of Mutations/Mb High Tumor Mutation Burden Correlates With Clinical Response 40 20 10 0 30 RNA-LPX + Anti–PD-L1 Leads to Enhanced Anti-Tumor Activity Javinal, unpublished data ± anti–PD-L1 (10 mg/kg) 2x/week (+ MC38 colon carcinoma) Anti–PD-L1 Anti–PD-L1 Isotype Control Isotype Control Irrelevant Vaccine Neoantigen Vaccine Chart Lopez j, et al. Phase Ib of of R07198457 https//bit.Iy/3gjdHA2

Targeting Neoantigens Requires an Individualized Approach



1 A G209C
2 B F122H
3 C M4895
Blood and tumor biopsy collection
Sequencing
Bioinformatics Neoantigen Prediction
RNA-LPX manufacturing
Cold storage and distribution
Intravenous administration
NEOANTIGENS
5' UTR
3' UTR
5'
Cap analog
SEC
1 2 3 4 5 6 7 8 9 10
MITD
AAAA
Poly(A) tail
RNA backbone
RNA backbone
Single-stranded mRNA
Innate Immune Stimulation
Intrinsic TLR7/8 agonist
Antigen Expression
Up to 20 neoantigens (2 decatopes)

Türeci et al. *Clin Canc Res.* 2016; Vormehr et al. *Annu Rev Med.* 2019; Sahin et al. *Science.* 2018.

Lopez J, et al. Phase Ib of RO7198457
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Preferential delivery of RNA-LPX to dendritic cells in the spleen Dendritic cell Proposed Dual MOA of RO7198457: Innate Immune Stimulation and Neoantigen Presentation TCR, T-cell receptor. Kranz et al. Nature. 2016. - - image Lopez j, et al. Phase Ib of of R07198457 https//bit.Iy/3gjdHA2

Phase Ib Study of RO7198457 in Combination With Atezolizumab in Advanced Solid Malignancies



Phase Ia Dose Escalation[a-c]
RO7198457 + Atezolizumab 1200 mg IV q3w
Key Inclusion Criteria
• Age ≥ 18
• Advanced or recurrent solid tumors
• Life expectancy > 12 wk
• ECOG PS ≤ 1
RO7198457 100 µg
RO7198457 75 µg
RO7198457 50 µg
RO7198457 38 µg
RO7198457 25 µg
Dose Escalation
RO7198457 50 µg + atezolizumab 1200 mg
RO7198457 38 µg + atezolizumab 1200 mg
RO7198457 25 µg + atezolizumab 1200 mg
Indication-Specific Expansion Cohorts
Checkpoint inhibitor experienced
Non-small cell lung cancer
Melanoma
Checkpoint inhibitor naive
Melanoma
Renal cell cancer
Non-small cell lung cancer
Urothelial cancer
Triple-negative breast cancer
Serial biopsy select solid tumors
Dosing Schema
Initial Treatment
Maintenance
RO7198457
Atezolizumab 1200 mg
RO7198457 every 8 cycles until PD
atezolizumab every 3 weeks until PD
C1
C2
C3
C4
C5
C6
C7
C13
1 cycle = 21 days

1 Primary objective

- Safety and tolerability

2 Secondary objectives

- MTD, RP2D, pharmacodynamic activity, preliminary anti-tumor activity

C, cycle; DLT, dose-limiting toxicity; MTD, maximum tolerated dose; PD, progressive disease; q3w, every 3 weeks; RP2D, recommended Phase 2 dose.
[a] 3 + 3 dose escalation: 21-day DLT window; backfill enrollment at cleared dose levels; [b] Phase Ia patients with disease progression or loss of clinical benefit may cross over to combination therapy in Phase Ib. [c] Braiteh F, et al. AACR II 2020. Poster CT169. NCT03289962.
Data cutoff: January 10, 2020.

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Dose Escalation Expansion Total (n = 30) CPI Experienced (n = 42) CPI Naive (n = 72) Median age (range), years 57.5 (35-77) 61.5 (36-82) 57.5 (29-79) Male, n (%) 17 (56.6) 25 (59.5) 31 (43.1) ECOG PS, n (%) 0 1 15 (50.0) 15 (50.0) 19 (45.2) 23 (54.8) 38 (52.8) 34 (47.2) Most common tumor types, n (%) Colon cancer NSCLC Melanoma Rectal cancer RCC TNBC UC 9 (30.0) – 5 (16.7) 3 (10.0) 3 (10.0) – – 30 (71.4) 8 (19.0) – – – – – 10 (13.9) 9 (12.5) – 9 (12.5) 24 (33.3) 10 (13.9) Median number (range) of prior systemic therapies for metastatic disease, n 4 (1 - 9) 3 (1-10) 2 (1-11) Prior checkpoint inhibitor, n (%) 13 (43.3) 42 (100) 0 PD-L1 (Ventana SP142), n (%) < 5% IC and TC ≥ 5% IC or TC Missing 24 (80.0) 5 (16.7) 1 (3.3) 21 (50.0) 12 (28.6) 9 (21.4) 54 (75.0) 10 (13.9) 8 (11.1) CPI, checkpoint inhibitor; IC, tumor-infiltrating immune cell; NSCLC, non-small cell lung cancer; RCC, renal cell cancer; TC, tumor cell; TNBC, triple-negative breast cancer; UC, urothelial cancer. Data cutoff: January 10, 2020. Patient Demographics and Disease Characteristics Lopez j, et al. Phase Ib of of R07198457 https//bit.Iy/3gjdHA2

Patient Exposure and Disposition

	RO7198457 IV Dose + Atezolizumab 1200 mg IV q3w				
	15 µg (n = 27)	**25 µg (n = 95)**	**38 µg (n = 11)**	**50 µg (n = 9)**	**Total (N = 142)**
DLT, n (%)	0	0	0	0	0
RO7198457 dose reduction, n (%)	1 (3.7)	2 (2.1)	1 (9.1)	2 (22.2)	6 (4.2)
Median (range) treatment duration with RO7198457, days	65 (8-253)	57 (1-400)	64 (35-441)	36 (1-253)	57 (1-441)
Median (range) treatment duration with atezolizumab, days	104 (1-316)	64 (1-462)	106 (21-504)	22 (1-296)	66 (1-504)
Continuing treatment, n (%)	9 (33.3)	22 (23.2)	2 (18.3)	0	33 (23.2)
Discontinued RO7198457 only, n (%)	0	1 (1.1)[a]	0	0	1 (0.7)
Discontinued both study treatments, n (%)	18 (66.7)	72 (75.8)	9 (81.8)	9 (100)	109 (76.8)
Reasons for RO7198457 discontinuation, n (%)					
Disease progression	15 (55.6)	61 (64.2)	8 (72.7)	6 (66.7)	90 (63.4)
Death[b]	1 (3.7)	4 (4.2)	0	0	5 (3.5)
AE	0	5 (5.3)	1 (9.1)	2 (22.2)	8 (5.6)
Withdrawal by patient	1 (3.7)	1 (1.1)	0	0	2 (1.4)
Other	1 (3.7)	2 (2.1)	0	1 (11.1)	4 (2.8)
Discontinued treatment due to disease progression prior to completing 6 weeks of therapy, n (%)	2 (7.4)	19 (20.0)	1 (9.1)	2 (22.2)	24 (16.9)

AE, adverse event. [a] Patient discontinued atezolizumab at the same time as RO7198457. However, atezolizumab discontinuation information was not completed until after data cut. [b] Four deaths were due to malignant neoplasm progression. One death was due to malignant pericardial effusion. No deaths were related to study drugs.
Data cutoff: January 10, 2020.

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Reported AE Terms in > 10% of Patientsa AEs Occurring in Patients Treated With RO7198457 + Atezolizumab No increase in immune-mediated AEs compared with atezolizumab single-agent experience (data not shown) Related AEs (n = 125) All AEs (n = 139) 100 50 60 80 90 70 10 0 20 30 40 100 50 60 80 90 70 10 20 30 40 Grade 1 Grade 2 Grade 3 Grade 4 Grade 5 Relative Frequency, % Systemic Reactions Infusion-related reaction Fatigue Nausea Cough Dyspnea Arthralgia Constipation Anemia Vomiting Decreased appetite Headache Diarrhea Pyrexia Influenza-like illness Cytokine release syndrome a A serious AE of malignant neoplasm progression was reported in 14% of patients (data not shown). Data cutoff: January 10, 2020. chart Lopez j, et al. Phase Ib of of R07198457 https//bit.Iy/3gjdHA2

Systemic Reactions Were Transient and Generally Manageable in the Outpatient Setting

Individual Signs and Symptoms of Systemic Reactions (CRS/IRR/ILI) in ≥ 5 Patients

	RO7198457 IV Dose + Atezolizumab 1200 mg IV q3w				
n (%)	15 µg (n = 27)	25 µg (n = 95)	38 µg (n = 11)	50 µg (n = 9)	All Patients (N = 142)
Pyrexia	10 (37.0)	60 (63.2)	10 (90.9)	6 (66.7)	86 (60.6)
Chills	11 (40.7)	58 (61.1)	8 (72.7)	7 (77.8)	84 (59.2)
Nausea	2 (7.4)	14 (14.7)	2 (18.2)	2 (22.2)	20 (14.1)
Tachycardia	1 (3.7)	8 (8.4)	2 (18.2)	3 (33.3)	14 (9.9)
Headache	3 (11.1)	7 (7.4)	2 (18.2)	0	12 (8.5)
Vomiting	1 (3.7)	9 (9.5)	2 (18.2)	0	12 (8.5)
Hypertension	1 (3.7)	5 (5.3)	0	2 (22.2)	8 (5.6)
Hypotension	3 (11.1)	3 (3.2)	1 (9.1)	0	7 (4.9)
Myalgia	2 (7.4)	4 (4.2)	1 (9.1)	0	7 (4.9)
Back pain	0	4 (4.2)	1 (9.1)	1 (11.1)	6 (4.2)
Fatigue	1 (3.7)	4 (4.2)	0	0	5 (3.5)
Hypoxia	0	3 (3.2)	1 (9.1)	1 (11.1)	5 (3.5)

Median Time to Onset and Resolution of Systemic Reactions

RO7198457 IV Dose + Atezolizumab 1200 mg IV q3w	Median (range) Onset Time, hours (n = 70)	Median (range) Resolution Time, hours (n = 57)
15 µg	5.7 (1.1-11.8)	1.8 (0.3-5.1)
25 µg	4.0 (0.7-9.7)	1.8 (0.1-20.1)
38 µg	4.1 (2.1-6.1)	1.5 (0.4-3.3)
50 µg	3.2 (2.4-5.9)	1.4 (0.4-1.7)

CRS, cytokine release syndrome (CTCAE v.5.0); IRR, infusion-related reaction; ILI, influenza-like illness. Data cutoff: January 10, 2020.

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Induction of pro-inflammatory cytokines with each dose was observed, similar to findings in the Phase Iaa Ex vivo T-cell responses were detected (ELISPOT and MHC multimers) in nearly 73% of patients evaluated (n = 63) Median number of 2.6 neoantigen-specific responses (range, 1-9). Ex vivo data are not available for all vaccine targets due to limited material availability and T-cell fitness Both CD4 and CD8 T-cell responses were detected in patients where it was possible to delineate them (n = 14) In vitro stimulation with ELISPOT as a more sensitive measure of immune response to RO7198457 is ongoing a See Braiteh et al. AACR II 2020. Poster CT169. b In collaboration with Adaptive Biotechnologies. Data cutoff: January 10, 2020. RO7198457 + Atezolizumab Induced Neoantigen-Specific T-Cell Responses in the Majority of Patients n=17 ≥ 1 responses 0 responses n = 17 n = 46 Preliminary evidence suggests infiltration of RO7198457 stimulated T cells in the tumor (patient with rectal cancer treated with RO7198457 38 μg + atezolizumab 1200 mg IV q3w)b All other TCRs RO7198457-specific TCRs TCR Frequency (log10) in Pre-Treatment Tumor TCR Frequency (log10) in Post-Treatment Tumor RO7198457-specific TCRs only present post treatment. chart Lopez j, et al. Phase Ib of of R07198457 https//bit.Iy/3gjdHA2

Patient with TNBC treated with RO7198457 (25 µg) + atezolizumab 1200 mg IV q3wa D, day; IFN, interferon; PBMC, peripheral blood mononuclear cell; PD-1, programmed death-1; SD, stable disease. a Best response of SD; PD-L1 ≥ 5% IC or TC. Ex Vivo T-Cell Responses Induced by RO7198457 + Atezolizumab R8 1000 500 120 100 80 60 40 20 0 IFNγ Forming Spots per 300,000 PBMCs R1 R2 R3 R4 R5 R6 R7 R8 R9 R10 R11 R12 R13 R14 R16 R17 R18 R19 R15 R20 PBMC only CEF CEFT Anti-CD3 R3 PBMC ELISPOT Neoantigen Targets Controls The magnitude of CD8 T cells induced by RO7198457 can reach > 5% in peripheral blood, with primarily effector memory phenotype and high expression of PD-1 Neoantigen R3 0.3% C3D1 C8D1 Baseline 0.05% 0.0% 0.0% 5.7% 3.1% PE Multimer PE Multimer BV650 Multimer Neoantigen R8 BV650 Multimer Phenotype of R8-Specific CD8 T Cells Effector Memory Phenotype Expressing PD-1 104 103 −102 102 103 104 CD45RO 105 103 102 104 101 PD-1 101 102 103 104 101 PD-1+ CD8 T Cells 99.2% CCR7 CD45RO PD-1 CD8 CD8 EM 93.1% chart Lopez j, et al. Phase Ib of of R07198457 https//bit.Iy/3gjdHA2

Screening Cycle 4 Patient With TNBC (CPI experienced) Treated With RO7198457 (38 µg) + Atezolizumab 1200 mg IV q3w Baseline Post Treatment Dose Escalation: RO7198457 + Atezolizumab Clinical Activity BOR, best overall response; CR, complete response; HNC, head and neck cancer; MCC, Merkel cell carcinoma; N, no; PR, partial response; Y, yes. a PD-L1 expression on IC/TC analyzed by the Ventana SP142 assay. Data cutoff: January 10, 2020. PD-L1 ≥ 5% IC or TCa N N N Y N N Y N N N N N N N N Y N N N N N N N N Y Y N BOR CPI experienced PD PD PD PD PD PD PD PD SD SD SD SD SD SD SD SD PD SD SD SD SD SD SD SD SD PR CR N N Y Y N N Y N N N N N N N N N N Y N Y Y Y N Y Y N Y Y − SD BV605 Multimer 2.2% 105 103 104 102 0.01% BV421 Multimer chart Lopez j, et al. Phase Ib of of R07198457 https//bit.Iy/3gjdHA2

ORR, objective response rate. a PD-L1 expression on IC/TC analyzed by the Ventana SP142 assay. Data cutoff: January 10, 2020. CPI–Naive Dose Expansion Activity: RO7198457 25 μg + Atezolizumab   Cohort  Median (range) Prior Therapies, n PD-L1 Expression, n (%)a < 5% ≥ 5% Missing UC (n = 10) 1 (1-3) 7 (70.0) 3 (30.0) 0 NSCLC (n = 10) 1.5 (1-5) 8 (100) 0 2 TNBC (n = 22) 3.5 (1-11) 16 (80.0) 4 (20.0) 2 RCC (n = 9) 1 (1-1) 7 (77.7) 2 (22.2) 0 Melanoma (n = 10) 1 (1-2) 9 (90.0) 0 1 UC ORR, 10% TNBC ORR, 4% Melanoma ORR, 30% RCC ORR, 22% NSCLC ORR, 10% Active on treatment PD PR SD chart Lopez j, et al. Phase Ib of of R07198457 https//bit.Iy/3gjdHA2

Summary and Conclusions RO7198457 combined with atezolizumab was generally well tolerated MTD was not reached and no DLTs were observed Treatment-related AEs were primarily systemic reactions, manifesting as low-grade CRS, IRR or ILI symptoms that were transient, reversible and manageable in the outpatient setting RO7198457 in combination with atezolizumab induced the release of pro-inflammatory cytokines and peripheral T-cell responses in the majority of patients Preliminary evidence suggests infiltration of RO7198457–stimulated T cells in the tumor; a more detailed analysis of intra-tumoral immune responses is being evaluated in a dedicated biomarker cohort Delineation of the efficacy of combination treatment and correlation with immune responses are under investigation in 2 ongoing randomized Phase II studies of RO7198457: RO7198457 + pembrolizumab for the first-line treatment of patients with melanoma (NCT03815058) RO7198457 + atezolizumab as adjuvant treatment in patients with NSCLC (NCT04267237) Lopez j, et al. Phase Ib of of R07198457 https//bit.Iy/3gjdHA2

Acknowledgments

- We thank all of the patients who participated in this study and their families
- We also thank the investigators and clinical research staff at the following clinical sites:

Royal Marsden Hospital
Princess Margaret Cancer Centre
University Hospital Essen
The Angeles Clinic and Research Institute
HonorHealth Research Institute
Herbert Irving Comprehensive Cancer Center, Columbia University
Smilow Cancer Center, Yale University
UCSF Helen Diller Family Comprehensive Cancer Center
Karolinska University Hospital
Comprehensive Cancer Center Nevada
Providence Cancer Center EACRI
CHU Liege and Liege University
Johannes Gutenberg-Universitat Mainz
Stephenson Cancer Center, The University of Oklahoma
UMC Utrecht
Barts Cancer Institute
University of Colorado Cancer Center
Cancer Research Institute Ghent (CRIG Ghent)
Memorial Sloan Kettering Cancer Center
Translational Cancer Research Unit, Sint-Augustinus
Massachusetts General Hospital
Seattle Cancer Care Alliance
Dana-Farber Cancer Institute
Uppsala University
University of Southampton
Sarah Cannon Research Institute/Tennessee Oncology
Stanford University School of Medicine
Netherlands Cancer Institute
Ottawa Hospital Cancer Centre
Lungenfachklinik Immenhausen
University Clinic of Navarra, Centre of Applied Medical Research

- We thank the Genentech multimer group: Alberto Robert, Leesun Kim, Oliver Zill, Martine Darwish and Craig Blanchette
- Editorial assistance for this presentation was provided by Charli Dominguez, PhD, of Health Interactions and funded by F. Hoffmann-La Roche, Ltd

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